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Milan

Attention: Kevin Dougherty

Laura Nicholson

Yong Kim

Gus Rodriguez

Re:            Frontier Group Holdings, Inc.

Registration Statement on Form S-1

File No. 333-254004

Ladies and Gentlemen:

This letter relates to the Registration Statement on Form S-1 (the “Registration Statement”) of Frontier Group Holdings, Inc. (the “Company”).

To assist the staff (the “Staff”) of the Securities and Exchange Commission in its review, the Company hereby provides the following preliminary proposed price range, which will be the basis for the information expected to be included in the Company’s preliminary prospectus, presently anticipated to be filed on or about [***], 2021 (the “Preliminary Prospectus”) forming part of the Registration Statement which relates to the Company’s proposed initial public offering (the “Offering”). The Company respectfully advises the Staff that, while not reflected in the Registration Statement, based on discussions with the Company and reflecting the input from the lead underwriters for the Offering, the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of that range of approximately $[***] per share (the “Preliminary

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

FRONTIER GROUP HOLDINGS, INC.

ULCC-1001

March 16, 2021

Assumed IPO Price”). The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range that comports with Item 501(b)(3) of Regulation S-K and the related Staff interpretations will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show. An amendment to the Registration Statement will also give effect to a forward stock split.

The Preliminary IPO Price Range remains subject to change due to the high level of volatility that is present in the public equity markets, particularly for airline equities. As a point of reference, as of the time this letter was prepared, the Dow Jones US Airlines Index is up approximately 4.4% for the past five days, 33.0% year to date and 62.0% over the past twelve months, while being down approximately 7.7% compared to year-end 2019. This volatility reflects, among other things, rapidly changing investor reactions to the COVID-19 pandemic and its impact on the economy generally and the travel industry in particular.

Throughout this period, the Company has continued to use its historical valuation methodologies for preparing it financial statements, including receiving advice from the same third party financial advisor it has used to provide assistance since 2014. These analyses have relied heavily on the public trading prices of airlines that are similar to the Company, as well as income and asset-based analyses. Share valuations used to value management equity compensation have varied between December 2019 through February 2021 between a low of $[***] per share to a high of $[***] per share.

[***]

While the valuation of airline equities during the pendency of the COVID-19 pandemic has resulted in more variation than historically, the Company believes that its determinations, based on consistent methodology, are reasonable and also are appropriately reflective of the volatility that has existed, and remains, in the public markets.

As is typical in initial public offerings, the Preliminary IPO Price Range was not derived using a formal determination of fair value, and was determined based in large part on discussions among the Company and the lead underwriters for the Offering. Among the factors that were considered in setting the Preliminary IPO Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly-traded common stock of airlines;

•	the Company’s profitability, financial condition and prospects;

•	business developments impacting the Company and the Company’s recent operational performance;

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

FRONTIER GROUP HOLDINGS, INC.

ULCC-1001

March 16, 2021

•	estimates of business potential and long-term earnings prospects for the Company and the airline industry;

•	recent performance of initial public offerings; and

•	inputs received from the lead underwriters.

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company or being sold in an acquisition transaction.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement. We confirm on behalf of the Company that, prior to circulating copies of the Preliminary Prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all required information, other than information that may be excluded in reliance upon Rule 430A under the Securities Act of 1933, as amended. Such pre-effective amendment to the Registration Statement will include a bona fide estimated public offering price range. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with lead underwriters and material business developments impacting the Company, and there is a possibility that the bona fide price range for the Offering may fall outside of the Preliminary IPO Price Range. As noted above, the price range to be included in the Preliminary Prospectus will in any event comply with Item 501(b)(3) of Regulation S-K and CD&I 134.04 and will not have a difference of more than 20% of the high end of the range.

The Company further advises the Staff that, given the volatility in the public trading markets and uncertainty of the timing of the Offering, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual Preliminary Prospectus for the Offering.

The Company respectfully requests confidential treatment for this letter pursuant to Rule 83 promulgated by the Securities and Exchange Commission, 17 C.F.R. §200.83.

* * * * * * * * * *

Please do not hesitate to contact me by telephone at (650) 463-2643 or by e-mail (tony.richmond@lw.com) or Miles P. Jennings by telephone at (415) 395-8198 or by e-mail (miles.jennings@lw.com) with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Anthony J. Richmond

Anthony J. Richmond

of LATHAM & WATKINS LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

FRONTIER GROUP HOLDINGS, INC.

ULCC-1001

March 16, 2021

CC:   Barry L. Biffle, Frontier Group Holdings, Inc.

Howard Diamond, Frontier Group Holdings, Inc.

Miles P. Jennings, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Alan F. Denenberg, Davis Polk & Wardwell LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and

Exchange Commission. Confidential treatment has been requested with respect to portions of this letter.

CONFIDENTIAL TREATMENT REQUESTED BY

FRONTIER GROUP HOLDINGS, INC.

ULCC-1001